September 2, 2010

VIA EDGAR

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	AudioCodes Ltd.
Form 20-F for Fiscal Year Ended December 31, 2009
Filed June 29, 2010
File No. 000-30070

Dear Mr. Spirgel:

We have set forth below the response of AudioCodes Ltd. (the “Company”) to the comments contained in your letter to Mr. Shabtai Adlersberg, Chief Executive Officer of the Company, dated August 9, 2009, with respect to the Company’s Annual Report on Form 20-F (the “2009 20-F”) for the fiscal year ended December 31, 2009.  For your convenience, we have repeated the Staff’s comments below before each of our responses.

Item IA. Risk Factors, page 4

1.
We note your disclosure throughout your filing regarding the historical importance of Nortel Networks as your largest customer. We also note your analysis that you cannot be sure whether the business units sold by Nortel Networks in bankruptcy will continue to do business with the company. However it is unclear whether these business units continued to do business with the company after being sold in 2009. Revenues from Nortel Networks increased in 2009 but it is unclear how much of those revenues were generated early versus late in 2009. Please advise.

Response:

As indicated in the 2009 20-F, our revenues in 2009 from Nortel were higher than in 2008.  As the administration of the insolvency of Nortel Networks continues and Nortel business units are transferred and transitioned to their acquirers, AudioCodes can not predict what effect this transition will have on its business.  AudioCodes supplementally advises the Staff that while revenues from Nortel were slightly higher in the second half of 2009 than in the first half of 2009, revenues from Nortel related businesses were lower in the first half of 2010 compared to the first half of 2009.

Larry Spirgel
Securities and Exchange Commission
September 2, 2010

2.	The numbers for inventory write-offs for the years 2007-2009 on page 15 are different than those discussed on page 58. Please advise.

Response:

The inventory write-offs set forth on page 58 are incorrect and a result of a typographical error. The correct numbers for inventory write-offs appear on page 15 and in Note 4 to our Consolidated Financial Statements. We will correct this error in our next Report on Form 20-F.

Legal Proceedings, page 55

3.
With regard to the Network Gateway Solutions’ lawsuit, please advise whether the company has agreed to indemnify Patton as part of its defense of Patton in the litigation. Also, please advise whether the company believes the resolution of the litigation is likely to have a material adverse effect on the company.

Response:

AudioCodes advises the Staff that while it agreed to defend Patton in this litigation, at the time of the filing of the 2009 20-F, it had not yet addressed the issue of whether it would indemnify Patton.  AudioCodes advises the Staff that at the time of the filing of the 2009 20-F, it did not believe that the resolution of the litigation would be likely to have a material adverse effect on the company.  AudioCodes also advises the Staff that subsequent to the filing of the 2009 20-F, AudioCodes settled the claim against Patton in July 2010 for a payment of less than $50,000 which did not have a material adverse effect on it. AudioCodes also advises the Staff that it is currently in negotiations to settle the proceedings against it for an amount that would also not have a material adverse effect on it. AudioCodes will reflect the status of any such settlement in our next Report on Form 20-F.

4.
The disclosure relating to the Nuera patent infringement lawsuit appears to be incomplete. Please disclose where this litigation is taking place. Please advise whether the company has agreed to indemnify the customer of Nuera for any loss stemming from the suit. Also, please advise whether the resolution of the litigation is expected to have a material adverse effect on the company.

Response:

The complaint in this proceeding was filed in the U.S. District Court, Northern District of Texas, in July 2004. A customer of Nuera, which was acquired by AudioCodes in 2006, notified Nuera in January 2005 that it believed it was entitled to indemnification from Nuera with respect to this proceeding. AudioCodes has included disclosure with respect to this proceeding in its Reports on Form 20-F filed subsequent to the acquisition of Nuera. AudioCodes recently learned that the customer entered into a settlement agreement with the plaintiff in this proceeding and that this proceeding against the customer was dismissed with prejudice in November 2007. Since the notification received by Nuera in January 2005, neither Nuera nor AudioCodes has received any further communication from the customer. AudioCodes advises the Staff that it did not agree to indemnify the customer of Nuera for any loss stemming from the litigation and the resolution of the litigation involved no payment by AudioCodes or Nuera. Disclosure with respect to the location of this litigation and its dismissal will be included in our next Report on Form 20-F.

Larry Spirgel
Securities and Exchange Commission
September 2, 2010

Item 5. Operating and Financial Review and Prospects, page 57

Critical Accounting Policies and Estimates, page 57

5.
We note that goodwill is 22% of the total assets as of December 31, 2009. In light of the significance of your goodwill balance and the impairment charges recorded in prior year, we believe you should provide more comprehensive disclosures in your critical accounting policies regarding your impairment testing policy. The disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of your goodwill. Specifically, if the fair value of your reporting unit is not substantially in excess of the carrying value we believe you should provide the following information:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•
Discussion of the degree of uncertainty associated with the key assumptions disclosed on pages 59, 60 and Note 2 (l) on page F-16. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Otherwise, disclose if true, in your Critical Accounting Policies and Estimates section of Operating and Financial Review and Prospects that your reporting unit is not at risk of failing step one of the goodwill impairment test.

Larry Spirgel
Securities and Exchange Commission
September 2, 2010

Response:

In response to the Staff's comment, we will revise the “Goodwill” heading under “Critical Accounting Policies and Estimates” in Item 5 of our next Report on Form 20-F to conform the disclosure with the disclosure provided in Note 2 to our consolidated financial statements. This revised disclosure would detail the two step impairment test required under the provisions of ASC No. 350. Furthermore, our proposed disclosure also details the key parameters and assumptions used in the valuation analysis. Please see the proposed revised disclosure in our response to comment 6 below.

We believe that, as of December 31, 2009, the fair value of our reporting unit, as reflected by our market capitalization, substantially exceeded carrying value. The Staff is advised that our market capitalization exceeded carrying value by 21% at December 31, 2009, by 89% at March 31, 2010 and by 15% at June 30, 2010. Our proposed revised disclosure included in the response to comment no. 6 refers to the amount of the excess as of December 31, 2009. We believe, however, that given the high degree of inherent uncertainty of the current global economic conditions in general, and the technology industry in particular, there is a risk that our reporting unit may fail step one of the goodwill impairment test at some time in the future. We have disclosed this risk under the heading “We recorded significant charges for the impairment of goodwill and intangible assets during the fourth quarter of 2008 which caused us to report a net loss for 2008. If our goodwill and other intangible assets become further impaired, we may be required to record additional charges to earnings.” in Item 3 of the 2009 20-F.

6.
We note that you took a significant goodwill and intangible assets impairment charges of $85 million in the fiscal year 2008. You should expand your disclosures under Item 5, to discuss your expectations regarding your future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

Response:

In response to the Staff's comments no. 5 and 6, in our next Report on Form 20-F we will revise our disclosure in Item 5 under the heading “Goodwill” in “Critical Accounting Policies and Estimates” to conform to the disclosure provided in Note 2 to our consolidated financial statements, as well as add additional information. The proposed revised disclosure is as follows (and would be updated for 2010 in our next Report on Form 20-F):

Larry Spirgel
Securities and Exchange Commission
September 2, 2010

“As a result of our acquisitions, our balance sheet included acquired goodwill in the aggregate amount of approximately $111.2 million as of December 31, 2007 and $32.1 million as of December 31, 2008 and 2009. Goodwill represents the excess of the purchase price and related costs over the value assigned to net tangible and identifiable intangible assets of businesses acquired and accounted for under the purchase method. In accordance with ASC 350 (formerly FAS 142), “Intangible, Goodwill and Other” goodwill is not amortized and is tested for impairment at least annually. Our annual impairment test is performed at the end of the fourth quarter each year. If events or indicators of impairment occur between the annual impairment tests, we perform an impairment test of goodwill at that date.

The provisions of ASC No. 350 require that a two-step impairment test be performed on goodwill at the level of the reporting units. We operate in one operating segment and this segment comprises our only reporting unit. In the first step, we compare the fair value of the reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and no further testing is required to be performed. If the carrying value of the net assets exceeds the fair value, then we must perform the second step of the impairment test in order to determine the implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference.

Fair value is generally determined using discounted cash flows, market multiples and market capitalization. The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill and intangible assets with an indefinite life.

At December 31, 2008, our reporting unit failed step one of the impairment test. The fair value of our business, as reflected by the market capitalization fell below the carrying value. As a result, we performed step two of the analysis, using the income approach. The key assumptions used were: (a) expected cash flow for the period from 2009-2014, assuming recovery of the economy in 2011; (b) a discount rate of 16% which was based on management's best estimate of the weighted average cost of capital; and (c) future long-term growth rate of 4%. As a result of the impairment test for 2008, we recorded non-cash impairment charges of $79.1 million in 2008. At December 31, 2007 and 2009, the fair value of our business, as reflected by our market capitalization exceeded the carrying amount. As a result, our reporting unit did not fail step one and we were not required to perform step two of the analysis. The fair value of our reporting unit, as reflected by our market capitalization, exceeded carrying value by 25% at December 31, 2007 and by 21% at December 31, 2009. A significant decline in our market capitalization or deterioration in our projected results could result in additional impairment of goodwill in the future, as occurred in 2008.

Larry Spirgel
Securities and Exchange Commission
September 2, 2010

The goodwill impairment in 2008 reflected the decline in global economic conditions and reduction in consumer and business confidence experienced during the fourth quarter of 2008. In addition, we experienced a major setback in the product lines of the Nuera and Netrake businesses that had been acquired by us. Management's expectations with respect to future results have been affected by the bankruptcy filing in January 2009 by Nortel, a major customer of ours, which represented approximately 17.0% of our revenues in 2007, 14.4% of our revenues in 2008 and 15.6% of our revenues in 2009. We also have significantly changed our business expectations for 2009 and beyond as a result of the effect on expected consumer purchases of the significant market downturn and credit crisis. We have reduced the projected future revenues and net cash flows as we did not expect that the historical operating results would be indicative of future operations. The estimates and assumptions used by us to test our goodwill were consistent with the business plans and estimates used to manage our operations.”

Research and Development, page 74

7.
We note that the amounts that you have spent on research and development have declined each year from 2007 - 2009. We also note the decline for the first six months of 2010 as compared to the previous year’s comparable period. In light of your statement that you “place considerable emphasis on research and development projects,” please explain this decline and whether it is indicative of a trend.

Response:

AudioCodes continues to place considerable emphasis on research and development projects. Recent changes in research and development expenses have been a reaction to the economic environment and a reduction in non-cash stock-based compensation charges and are not indicative of any trend. Research and development expenses decreased from 2007 to 2008 as a result of a reduction in personnel in response to the worldwide economic crisis in the second half of 2008. While research and development expenses decreased to $30.0 million in 2009 from $37.8 million in 2008, these expenses increased as a percentage of revenues to 23.8% in 2009 from 21.6% in 2008. The decrease in net research and development expenses on an absolute dollar basis was due primarily to a wage reduction of 6% for non-management employees and 10% for management employees implemented in January 2009, as well as due to a decrease in stock-based compensation expense and an increase in grants from the OCS.

Larry Spirgel
Securities and Exchange Commission
September 2, 2010

Research and development expenses, net decreased to $15.1 million in the first six months of 2010 from $15.4 million in the first six months of 2009. The decrease in net research and development expenses was due to a decrease in stock-based compensation expense and an increase in grants from the OCS. Cash outlays by us for research and developments expenses in the first six months of 2010 actually increased by $ 621,000 compared to the first six months of 2009.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at 011-972-3-976-4052 or Neil Gold of Fulbright & Jaworski L.L.P. at (212) 318-3022.  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ GUY AVIDAN

Guy Avidan
Vice President of Finance and
Chief Financial Officer

cc:	Gopal Dharia, Securities and Exchange Commission
Terry French, Securities and Exchange Commission
Brandon Hill, Securities and Exchange Commission
Shabtai Adlersberg, AudioCodes Ltd.
Itamar Rosen, Adv., AudioCodes Ltd.
Neil Gold, Esq., Fulbright & Jaworski L.L.P.